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December 17, 2013

Via EDGAR and Facsimile (703) 813-6985

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mailstop 6010
Attn: Brian Cascio

Re:	Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 15, 2013; Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed November 4, 2013; File No 000-50644

Dear Mr. Cascio:

On behalf of Cutera, Inc. (“Cutera” or the “Company”), we are responding to the Staff’s letter dated December 4, 2013 (the “Comment Letter”), relating to the above-referenced Form 10-K and 10-Q.

For your convenience we have repeated the Staff's comments in bold, italics face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, depending upon the context.

Form 10-K for the fiscal year ended December 31, 2012

Consolidated Financial Statements

Note 1. Revenue Recognition, page 56

COMMENT 1:

We note your response to prior comment one stating how you account for the sale of the refurbished replacement hand piece. Please also tell us how you account for the return of the expended hand piece. Please clarify if you refurbish the returned hand piece and how you account for refurbishment costs. Please include enhanced disclosure in future filings as appropriate.

Securities and Exchange Commission
December 17, 2013

RESPONSE:

In response to the Staff's comment, we advise that when customers purchase a replacement hand piece (or “refill”) we ship a previously refurbished unit. Upon the receipt of the expended hand piece from the customer we capitalize the expended hand piece as inventory at the estimated fair value. We estimate the fair value of the expended hand piece based on a replacement cost concept, which is approximately 50% of our standard cost for a new hand piece. The costs to refurbish an expended hand piece are approximately $500 per unit, which are recorded as a period expense to Cost of Goods Sold. Because we refurbish the returned units on an as-needed basis and maintain only a small inventory of refurbished units, the capitalization of the refurbishment costs would not be material to our financial statements.

In our forthcoming Annual Report on Form 10-K for 2013, we will include enhanced disclosures related to our accounting for the sales and returns of expended hand pieces in the footnotes to our financial statements.

Form 10-Q for the quarterly period ended September 30, 2013

Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 7

COMMENT 2:

We see from pages 14 and 15 that beginning in the quarterly period ended September 30, 2013 your truSculpt product now includes hand piece refills covered as part of the system warranty and service contracts, resulting in unlimited hand piece refills for customers. Please tell us how you are accounting for this change. In addition, please tell us how you considered that free refills would represent a separate unit of accounting under FASB ASC 605-25-25. In future filings, Critical Accounting Policies and Estimates should disclose your revenue recognition accounting policy for the unlimited refills. MD&A should also discuss the impact that this change had on revenues each period, if material.

Securities and Exchange Commission
December 17, 2013

RESPONSE:

In response to the Staff’s comment, we advise the following.

We started to sell the truSculpt product in August 2012. The truSculpt hand pieces are designed with a specified limited number of uses to maintain the safety and efficacy of the device. The refurbishment of the hand pieces is part of ensuring that the product continues to perform according to published specifications and to maintain the safety for the end customers. We refurbish the hand pieces at the Cutera factory.

Prior to the third quarter of 2013, the business model for the truSculpt product was to initially sell the system and hand piece, and then charge the customer an incremental fee for any future hand piece replacements (or “refills”). As such, given we would continue to generate revenue from the hand piece replacements over time following the initial sale, we treated the refills as a separate deliverable under FASB ASC 605-25. In addition, we provided promotions that included an unlimited number of “free” hand piece replacements during a stated trial period of 3 months or 12 months. Under the revenue recognition model for periods prior to the third quarter of 2013, we determined that these free refills were an undelivered element under FASB ASC 605-25 in the original revenue transaction. As such, we deferred the relative fair value related to the estimated number of hand piece replacements to be delivered during the promotional period and recognized that deferred revenue over the free refills promotion period.

In the third quarter of 2013, we learned that very few customers were purchasing hand piece replacement after the end of the promotion period and that the cost of the hand piece replacement was resulting in customers under utilizing the system. Further, certain competitors were including “unlimited” hand piece replacements as part of their standard product warranty and / or standard service contract. As a result, the business model for charging customers separately for truSculpt hand piece replacements was reevaluated.

Securities and Exchange Commission
December 17, 2013

In a change to the truSculpt business model, in the third quarter of 2013, we decided to include unlimited hand piece replacements in the new truSculpt standard warranty contract and the new truSculpt standard customer purchased service contracts. Service contracts cover the maintenance of the system after the warranty period has expired. For contractual agreements with customers for the third quarter of 2013 and later, we concluded that the unlimited hand piece replacements covered under warranty contracts are no longer a separate deliverable under the multiple-element arrangement revenue guidance and that the revenue should be recognized under the warranty model.

Under the new business model, we expect substantially all truSculpt hand piece replacements to be provided as part of the new standard warranty or service contract, and not purchased separately. This is also consistent with the accounting model for other Cutera systems for which we do not charge separately for hand piece replacements. Further, we believe that this business practice is consistent with industry practice for similar types of products.

For truSculpt transactions in the third quarter of 2013 and later, we accrue the estimated warranty costs, including the expected costs to refurbish hand pieces, at the time of the system sale under FASB ASC 450. The expected warranty costs for the system, as well as the estimated number of hand piece refurbishments over the warranty period, are based on our prior history with this product and other Cutera products. The estimated warranty liability for each system is adjusted at the end of each reporting period to reflect any changes to the estimated cost of providing the warranty service to the customer over the remaining warranty period. For any new truSculpt service contracts sold, the revenue is recognized on a straight line basis over the contract period and costs are expensed as incurred.

The change in accounting treatment resulting from the change in contractual relationships with customers was applied prospectively. We continue to recognize the deferred revenue for the hand piece replacements from system sales made prior to the third quarter of 2013, over the promotional period provided for those system sales.

In our forthcoming Annual Report on Form 10-K for 2013, we will clarify our revenue recognition accounting policy for the unlimited refills in the Critical Accounting Policies and Estimates. Because very few truSculpt hand piece replacements were sold separately, the impact of the change in our agreements with our customers has been immaterial on our revenue and financial statements.

* * *

Securities and Exchange Commission
December 17, 2013

Additionally, in connection with responding to your comments, the Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ RONALD J. SANTILLI
Ronald J. Santilli
Executive Vice President and Chief Financial Officer